CM 3/22

BB 3/17

SECU[illegible] [illegible]GE COMMISSION
[illegible]gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41855

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Peachtree Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, NW; Suite 1830
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Harless, CFO — (404)364-2100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name — *if individual, state last, first, middle name*)

2120 Powers Ferry Road; Suite 350;	Atlanta	GA	30305
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED
MAR - 4 2004
WASH, D.C. 161

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/31

OATH OR AFFIRMATION

I, Steven R. Harless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peachtree Capital Corporation, as of December 31 X19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Deborah C Genard 2/20/04

Notary Public

DEBORAH C GENARD
MY COMMISSION EXPIRES
JUNE 30 2007
FULTON COUNTY, GA.
NOTARY PUBLIC

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS OF

PEACHTREE CAPITAL CORPORATION

WITH

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2003

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Peachtree Capital Corporation

We have audited the accompanying statement of financial condition of Peachtree Capital Corporation as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, III, IV , and V and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
February 14, 2004

PEACHTREE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets

Cash	$	15,397
Money market deposit with clearing broker-dealer		15,000
Receivable from clearing broker-dealer		33,156
Other trade receivables		21,738
Prepaid expenses		5,640
Total assets	$	90,931

Liabilities and Stockholders' Equity

Liabilities:		
Accrued payroll and payroll taxes	$	12,984
Total liabilities		12,984
Stockholders' Equity:		
Common stock, $1.00 par value; authorized 100,000 shares; issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		16,925
Retained earnings		60,022
Total stockholders' equity		77,947
Total liabilities and stockholders' equity	$	90,931

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2003

Revenues:	
Gross commissions from brokerage services	$ 606,267
Investment advisory fees	102,794
Insurance commissions	79,543
Interest income	409
Total revenues	**789,013**
Expenses:	
Employee compensation and fringe benefits	249,014
Clearing fees and expenses	57,524
Regulatory fees and expenses	8,974
Telephone and communications	15,573
Quotation and research services	28,938
Insurance expenses	14,796
Office rent	45,876
Other administrative expenses	65,600
Total expenses	**486,295**
Net Income	**$ 302,718**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2003

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2002	**1,000**	**$ 1,000**	**$16,925**	**$9,303**	**$27,228**
Net Income				302,718	302,718
Distribution to stockholders				(251,999)	(251,999)
Balance at December 31, 2003	**1,000**	**$ 1,000**	**$ 16,925**	**$ 60,022**	**$ 77,947**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	302,718
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables		(23,496)
Increase in prepaid expenses		(2,715)
Decrease in accrued liabilities		(9,111)
Net cash provided by operating activities		267,396
Cash flows from financing activities:		
Distributions to stockholders		(251,999)
Net cash used by financing activities		(251,999)
Net increase in cash		15,397
Cash and cash equivalents:		
Beginning of year		15,000
End of year	**$**	**30,397**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), National Association of Securities Dealers, Inc. (the "NASD"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. Most of the Company's customers are located in the state of Georgia. Effective January 1, 2002, the stock of the company was acquired by ebank Financial Services, Inc., a Georgia unitary thrift holding company. Effective December 31, 2002, the stock of the company was reacquired by the former stockholders.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company considers its money market asset deposit with its clearing broker-dealer as equivalent to cash.

Income taxes- Prior to 2002, the Company had elected to be taxed under the S Corporation rules of the Internal Revenue Code. Accordingly, the Company's items of income, loss, deduction and credit pass through to, and are taken into account by, its shareholders in computing their individual income taxes. For tax year 2002, the Company filed a consolidated tax return with its parent ebank Financial Services, Inc. Effective January 1, 2003, the Company elected to again be an S Corporation for tax reporting purposes.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

2. Deposit with Clearing Broker-dealer:

At December 31, 2003, the Company had a money market deposit with its clearing broker-dealer in the amount of $15,000. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

3. Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The Company paid approximately $46,000 in 2003 for the use of the shared facilities, furniture and equipment.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $72,307 which was $67,307 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2003

Net Capital:	
Total stockholders' equity qualified for net capital	$77,947
Non-allowable assets	(5,640)
Net Capital	$72,307
Aggregate Indebtedness:	
	$12,984
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$67,307
Percentage of aggregate indebtedness to net capital	17.96%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2003)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

Note - The Company was in compliance with the conditions of exemption.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

Note - The Company was in compliance with the conditions of exemption.

SCHEDULE IV
SCHEDULE OF CHANGE IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2003

Note - The Company was in compliance with the conditions of exemption.

SCHEDULE V
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 AS OF DECEMBER 31, 2003

Note - The Company was in compliance with the conditions of exemption.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

Board of Directors
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements of Peachtree Capital Corporation for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Peachtree Capital Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding

paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
February 14, 2004